Exhibit 2.n.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Condensed Consolidated Financial Data,” “Senior Securities,” and "Independent Registered Public Accounting Firm" and to the use of our reports dated (i) March 26, 2015, with respect to the consolidated financial statements of American Capital Senior Floating, Ltd. for the year ended December 31, 2014, and for the period October 15, 2013 (commencement of operations) to December 31, 2013, and (ii) July 2, 2015, with respect to the senior securities table as of December 31, 2014 and December 31, 2013, included in the pre-effective amendment No. 2 to the Registration Statement on Form N-2 (No. 333-205463) and related Prospectus of American Capital Senior Floating, Ltd. for the registration of common stock, preferred stock, subscription rights, and debt securities.

/s/ Ernst & Young LLP

McLean, Virginia
November 2, 2015